SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                      Highlands Insurance Group, Inc.
                             (Name of Issuer)

                   Common Stock, Par Value $.01 per Share
                      (Title of Class of Securities)

                                431032101
                              (Cusip Number)

                         Insurance Partners, L.P.
                              201 Main Street
                         Fort Worth, Texas  76102
                              with a copy to:
                              Robert A. Spass
                   c/o Insurance Partners Advisors, L.P.
                   One Chase Manhattan Plaza, 44th Floor
                         New York, New York 10005
                              (212) 898-8703
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 23, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 7,068,768 shares, which constitutes approximately 34.8% of the total number of shares outstanding. All ownership percentages set forth herein assume, pursuant to Rule 13d-3(1)(i) under the Act, that there are 20,287,599 shares outstanding.

                     (Continued on following pages(s))

1.     Name of Reporting Person:

       Insurance Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e):                        [ ]

6.     Citizenship or Place of Organization: Delaware


                      7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially               8.   Shared Voting Power: -0-
Owned By
Each
Reporting             9.   Sole Dispositive Power:  -0-
Person
With
                      10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,568,759 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):  25.7% (2)

14.    Type of Reporting Person: PN

---------------

(1) Represents 2,260,799 shares of the Stock obtainable upon conversion of $36,534,505.46 principal amount of the Debentures (as defined in Item 6) and 2,307,960 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,769,590 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance GenPar, L.P.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):                                 [ ]

6.     Citizenship or Place of Organization: Delaware


                           7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:  -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,568,759 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):   25.7% (3)

14.    Type of Reporting Person: PN

---------------

(1) Represents 2,260,799 shares of the Stock obtainable upon conversion of $36,534,505.46 principal amount of the Debentures (as defined in Item 6) and 2,307,960 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2)    Solely in its capacity as the sole general partner of Insurance
       Partners, L.P.
(3)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,769,590 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance GenPar MGP, L.P.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):                                 [ ]

6.     Citizenship or Place of Organization: Delaware


                           7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:  -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,568,759 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):   25.7% (3)

14.    Type of Reporting Person: PN

---------------

(1) Represents 2,260,799 shares of the Stock obtainable upon conversion of $36,534,505.46 principal amount of the Debentures (as defined in Item 6) and 2,307,960 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2) Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.
(3)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,769,590 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance GenPar MGP, Inc.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):                                 [ ]

6.     Citizenship or Place of Organization: Delaware


                           7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:  -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,568,759 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):  25.7%(3)

14.    Type of Reporting Person: CO

---------------

(1) Represents 2,260,799 shares of the Stock obtainable upon conversion of $36,534,505.46 principal amount of the Debentures (as defined in Item 6) and 2,307,960 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2)    Solely in its capacity as sole general partner of Insurance
       GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which in turn is the sole general partner of Insurance Partners, L.P.
(3)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,769,590 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance Partners Offshore (Bermuda), L.P.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):
                                                                       [ ]

6.     Citizenship or Place of Organization: Bermuda


                           7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:  -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       2,518,009 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):   16.0% (2)

14.    Type of Reporting Person: PN

---------------

(1) Represents 1,246,008 shares of the Stock obtainable upon conversion of $20,135,494.54 principal amount of the Debentures (as defined in Item 6) and 1,272,001 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,718,840 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance GenPar (Bermuda), L.P.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):
                                                                       [ ]

6.     Citizenship or Place of Organization: Bermuda


                           7.   Sole Voting Power: -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power: -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       2,518,009 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):   16.0% (3)

14.    Type of Reporting Person: PN

---------------

(1) Represents 1,246,008 shares of the Stock obtainable upon conversion of $20,135,494.54 principal amount of the Debentures (as defined in Item 6) and 1,272,001 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2) Solely in its capacity as sole general partner of Insurance Partners Offshore (Bermuda), L.P.
(3)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,718,840 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance GenPar (Bermuda) MGP, L.P.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):
                                                                       [ ]

6.     Citizenship or Place of Organization: Bermuda


                           7.   Sole Voting Power: -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power: -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       2,518,009 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:                                                         [ ]

13.    Percent of Class Represented by Amount in Row (11):   16.0% (3)

14.    Type of Reporting Person: PN

---------------

(1) Represents 1,246,008 shares of the Stock obtainable upon conversion of $20,135,494.54 principal amount of the Debentures (as defined in Item 6) and 1,272,001 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2)    Solely in its capacity as sole general partner of Insurance
       GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.
(3)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,718,840 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Insurance GenPar (Bermuda) MGP, Ltd.

2.     Check the Appropriate Box if a Member of a Group:           (a) [ ]
                                                                   (b) [X]

3.     SEC Use Only

4.     Source of Funds:  Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e):
                                                                       [ ]

6.     Citizenship or Place of Organization: Bermuda


                           7.   Sole Voting Power: -0-
Number of
Shares
Beneficially                    8.   Shared Voting Power: -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:  -0-
Person
With
                           10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       2,518,009 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares:                                                 [ ]

13.    Percent of Class Represented by Amount in Row (11):   16.0% (3)

14.    Type of Reporting Person: CO

---------------

(1) Represents 1,246,008 shares of the Stock obtainable upon conversion of $20,135,494.54 principal amount of the Debentures (as defined in Item 6) and 1,272,001 shares of the Stock obtainable upon exercise of Class A Warrants (as defined in Item 6).
(2)    Solely in its capacity as sole general partner of Insurance
       GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which in turn is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.
(3)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,718,840 shares of the Stock outstanding.

       Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 31, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Highlands Insurance Group, Inc. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined) Schedule 13D with respect to Highlands Insurance Group, Inc.

Item 1.     Security and Issuer.

       Item 1 is hereby restated in its entirety to read as follows:

       This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Highlands Insurance Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 10370 Richmond, Houston, Texas 77042.

Item 2.     Identity and Background.

       Item 2 is hereby amended and restated in its entirety to read as follows:

       (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, this Schedule 13D Statement is hereby filed by Insurance Partners, L.P., a Delaware limited partnership ("IP"), Insurance GenPar, L.P., a Delaware limited partnership ("IG"), Insurance GenPar MGP, L.P., a Delaware limited partnership ("IMGPLP"), Insurance GenPar MGP, Inc., a Delaware corporation ("IMGPI"), Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IPO"), Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership ("IGB"), Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership ("IBMGPLP") and Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation ("IBMGPI"). IP, IG, IMGPLP, IMGPI, IPO, IGB, IBMGPLP and IBMGPI are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

       (b)-(c)

       IP

       IP is a Delaware limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to IG, the sole general partner of IP, is set forth below.

       IG

       IG is a Delaware limited partnership, the principal business of which is serving as the sole general partner of IP. The principal business address of IG, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to IMGPLP, the sole general partner of IG, is set forth below.

       IMGPLP

       IMGPLP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of IG. The principal business address of IMGPLP, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102.
Pursuant to Instruction C to Schedule 13D of the Act, information with respect to IMGPI, the sole general partner of IMGPLP, is set forth below.

       IMGPI

       IMGPI is a Delaware corporation, the principal business of which is serving as the sole general partner of IMGPLP. The principal business address of IMGPI, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of IMGPI are as follows:

                        RESIDENCE OR           PRINCIPAL OCCUPATION
       NAME         BUSINESS ADDRESS       OR EMPLOYMENT

Robert A. Spass     One Chase Manhattan Plaza  Managing Partner of
                    44th Floor                 IPA (see below)
                    New York, NY  10005

Daniel L. Doctoroff 65 E. 55th Street          Managing Director of
                    New York, NY  10022        Oak Hill Partners, Inc.

Steven B. Gruber    65 E. 55th Street          Managing Director of
                    New York, NY  10022        Oak Hill Partners, Inc.


       Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

       IPO

       IPO is a Bermuda limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IPO, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box 4M1179, Hamilton, HMEX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to IGB, the sole general partner of IPO, is set forth below.

       IGB

       IGB is a Bermuda limited partnership, the principal business of which is serving as the general partner of IPO. The principal business address of IGB, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box 4M1179, Hamilton, HMEX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to IBMGPLP, the sole general partner of IGB, is set forth below.

       IBMGPLP

       IBMGPLP is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of IGB. The principal business address of IBMGPLP, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box 4M1179, Hamilton, HMEX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to IBMGPI, the sole general partner of IBMGPLP, is set forth below.

       IBMGPI

       IBMGPI is a Bermuda corporation, the principal business of which is serving as the sole general partner of IBMGPLP. The principal business address of IBMGPI, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box 4M1179, Hamilton, HMEX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of IBMGPI are as follows:

                      RESIDENCE OR             PRINCIPAL OCCUPATION
       NAME         BUSINESS ADDRESS           OR EMPLOYMENT

Robert A. Spass         See above.                See above.

Daniel L. Doctoroff     See above.                See above.

Steven B. Gruber        See above.                See above.

       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended and restated in its entirety as follows:

       As more fully described in Item 6, IP expended $36,843,956 and IPO expended $20,306,044 to purchase Debentures, along with detachable Class A Warrants and Class B Warrants. Both IP and IPO used contributions from their respective partners to fund these purchases.

Item 4.  Purpose of Transaction.

       Item 4 is hereby restated in its entirely to read as follows:

       The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Issuer and for general investment purposes.

       The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to exercise the Warrants (or other securities convertible or exercisable into shares of the Stock) or to dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

       In addition, the matters set forth in Item 6 hereof hereby are incorporated in this Item 4 by reference as if fully set forth herein.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated in its entirety to read as follows:

       (a)

       IP

       Because IP has the right to acquire 2,307,960 shares of the Stock within sixty days upon exercise of Class A Warrants and 2,260,799 shares of the Stock within sixty days upon conversion of Debentures, IP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,568,759 shares of the Stock, which constitutes approximately 25.7% of the 17,769,590 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IP disclaims beneficial ownership of all such Stock.

       IG

       Because of its position as the sole general partner of IP, which has the right to acquire 2,307,960 shares of the Stock within sixty days upon exercise of Class A Warrants and 2,260,799 shares of the Stock within sixty days upon conversion of Debentures, IG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,568,759 shares of the Stock, which constitutes approximately 25.7% of the 17,769,590 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IG disclaims beneficial ownership of all such Stock.

       IMGPLP

       Because of its position as the sole general partner of IG, which is the sole general partner of IP, which has the right to acquire 2,307,960 shares of the Stock within sixty days upon exercise of Class A Warrants and 2,260,799 shares of the Stock within sixty days upon conversion of Debentures, IMGPLP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,568,759 shares of the Stock, which constitutes approximately 25.7% of the 17,769,590 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IMGPLP disclaims beneficial ownership of all such Stock.

       IMGPI

       Because of its position as the sole general partner of IMGPLP, which is the sole general partner of IG, which is the sole general partner of IP, which has the right to acquire 2,307,960 shares of the Stock within sixty days upon exercise of Class A Warrants and 2,260,799 shares of the Stock within sixty days upon conversion of Debentures, IMGPI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,568,759 shares of the Stock, which constitutes approximately 25.7% of the 17,769,590 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IMGPI disclaims beneficial ownership of all such Stock.

       IPO

       Because IPO has the right to acquire 1,272,001 shares of the Stock within sixty days upon exercise of Class A Warrants and 1,246,008 shares of the Stock within sixty days upon conversion of Debentures, IPO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,518,009 shares of the Stock, which constitutes approximately 16.0% of the 15,718,840 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IPO disclaims beneficial ownership of all such Stock.

       IGB

       Because of its position as the sole general partner of IPO, which has the right to acquire 1,272,001 shares of the Stock within sixty days upon exercise of Class A Warrants and 1,246,008 shares of the Stock within sixty days upon conversion of Debentures, IGB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,518,009 shares of the Stock, which constitutes approximately 16.0% of the 15,718,840 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IGB disclaims beneficial ownership of all such Stock.

       IBMGPLP

       Because of its position as the sole general partner of IGB, which is the sole general partner of IPO, which has the right to acquire 1,272,001 shares of the Stock within sixty days upon exercise of Class A Warrants and 1,246,008 shares of the Stock within sixty days upon conversion of Debentures, IBMGPLP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,518,009 shares of the Stock, which constitutes approximately 16.0% of the 15,718,840 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IBMGPLP disclaims beneficial ownership of all such Stock.

       IBMGPI

       Because of its position as the sole general partner of IBMGPLP, which is the sole general partner of IGB, which is the sole general partner of IPO, which has the right to acquire 1,272,001 shares of the Stock within sixty days upon exercise of Class A Warrants and 1,246,008 shares of the Stock within sixty days upon conversion of Debentures, IBMGPI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,518,009 shares of the Stock, which constitutes approximately 16.0% of the 15,718,840 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 under the Act, IBMGPI disclaims beneficial ownership of all such Stock.

       (b) At present, none of the Reporting Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

       (c) Except as set forth in Item 6 or in the Exhibits filed herewith, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Item 6 is hereby amended and restated in its entirety to read as follows:

       On October 10, 1995, IP, IPO, the Issuer and Halliburton
Company ("Halliburton") entered into an Investment Agreement (as amended, the "Investment Agreement") pursuant to which the Issuer agreed to issue to IP, IPO and their permitted assigns $60.0 million in principal amount of 10% Convertible Subordinated Debentures of the Issuer (the "Debentures"), Common Stock Purchase Warrants, Series A, of the Issuer evidencing the right to purchase an aggregate of 3,610,285 shares of the Stock (the "Series A Warrants") and Common Stock Purchase Warrants, Series B, of the Issuer evidencing the right to purchase an aggregate of 950,075 shares of the Stock (the "Series B Warrants").
The description of the Investment Agreement that follows does not, and does not purport to be, complete and is qualified in its entirety by reference to the Investment Agreement and the amendments thereto, copies of which are attached here as Exhibits 99.2, 99.3 and 99.4. The Investment Agreement provides in pertinent part as follows:

       On January 23, 1996, the Issuer issued to IP and IPO Debentures in the aggregate principal amount of $57.15 million and a proportionate amount of the Class A Warrants and the Class B Warrants for a total price of $57.15 million. The Investment Agreement permitted IP and IPO to assign the right to purchase up to $2.85 million of the $60.0 million in principal amount of the Debentures, along with a proportionate amount of the Class A Warrants and Class B Warrants, to certain members of the Issuer's management. Both IP and IPO exercised this right, and the remaining $2.85 million in principal amount of the Debentures, along with a proportionate amount of Class A Warrants and Class B Warrants, were purchased on January 23, 1996 by the management of the Issuer. The proceeds from the sales were used by the Issuer as follows: (i) $10.0 million was contributed to the surplus of certain subsidiaries of the Issuer, (ii) $5.6 million was paid to IP and IPO and their advisors for transaction fees and reimbursement of out-of-pocket expenses incurred in connection with the issuance of the Debentures, the Class A Warrants and the Class B Warrants and (iii) $44.4 million was retained by the Company for working capital and other general corporate purposes. The Debentures mature on December 31, 2005 with interest at a 10% annual rate, payable semi-annually. The Debentures are convertible at the option of the holder at any time following January 23, 1997 (or earlier in the event of certain change of control events) and prior to maturity. The Debentures are convertible into shares of Stock at a conversion price of $16.16 per share (subject to adjustment upon the occurrence of certain events). The Debentures may be redeemed at the option of the Issuer at any time after December 31, 2002 at specified redemption prices plus accrued but unpaid interest. Upon the occurrence of certain specified change of control events, the holders of the Debentures have the right to require the Issuer to repurchase the Debentures at a price equal to the principal amount plus accrued but unpaid interest. The Series A Warrants are exercisable at any time until December 31, 2005 and provide for the purchase initially of 3,790,325 shares of Stock at an initial exercise price of $14.69 per share. The exercise price and the number of shares of Stock for which such Series A Warrants are exercisable are subject to adjustment in certain circumstances. The Series B Warrants are exercisable only in the following circumstances:
(i) if the average closing price of the Stock exceeds 1.6 times the exercise price (as adjusted) for any thirty consecutive trading days during a period beginning on January 1, 1999 and ending on December 31, 2000, the Series B Warrants will be exercisable at any time from the end of such thirty consecutive day trading period until December 31, 2005; and (ii) if a change of control (defined in the Series B Warrants) occurs prior to December 31, 2000 and in connection with such change of control the offer price for the Stock pursuant to such change of control is a price at least equal to the exercise price (as appropriately adjusted) compounded over the period from January 23, 1996 to the date of such offer at a 10% annual rate, the Series B Warrants will become exercisable upon such change of control. The Series B Warrants provide in the aggregate for the purchase initially of 997,454 shares of Stock at the exercise price of $14.69 per share.

       Notwithstanding the foregoing, the Debentures, Series A Warrants and Series B Warrants to be issued to IPO pursuant to the Investment Agreement initially will be convertible or exercisable for shares of the Issuer's Series B Common Stock. The terms of the Series B Common Stock are substantially identical to those of the Stock, except that the Series B Common Stock will be entitled only to 0.41 of one vote per share. Upon the transfer of any Debentures, Class A Warrants or Class B Warrants by IPO or the occurrence of certain other events, such securities will become convertible or exercisable into shares of the Stock; similarly, upon the transfer of any Series B Common Stock or upon the occurrence of certain other events, such shares of Series B Common Stock will automatically be converted into shares of the Stock.

       Halliburton has agreed to take all action necessary to cause the election of Robert A. Spass, Bradley E. Cooper and Richard M. Haverland to the Board of Directors of the Issuer. The Debentures obligate the Issuer to nominate, and recommend the election of, persons designated by a majority in interest of the holders of the Debentures so that the number of persons so designated, if elected, shall at all times constitute at least 20% of the Issuer's Board of Directors.

       Until January 23, 1998, IP and IPO have agreed to refrain, and will cause their affiliates that they control to refrain, from (i) initiating or engaging in a tender or exchange offer for all or substantially all of the shares of Stock, any other securities issued by the Issuer having the ordinary power to vote in the election of directors of the Issuer, or any rights, warrants or options therefor (collectively "Voting Securities"); or (ii) making any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) with respect to all or substantially all of the Voting Securities. Notwithstanding the foregoing, IP, IPO and their affiliates may initiate or engage in any of the foregoing transactions if any person or group, other than the Issuer and any affiliates of IP or IPO not controlled by either IP or IPO, (a) initiates or engages (or attempts to or agrees to initiate or engage) in any tender or solicitation offer for any Voting Securities;
(b) makes (or attempts or agrees to make) any solicitation of proxies with respect to any Voting Securities; (c) otherwise acquires (or attempts or agrees to acquire) any Voting Securities or any voting securities of any significant subsidiaries of the Issuer; or (d) agrees, attempts, seeks or proposes to acquire all or substantially all of the assets of the Issuer or any of its significant subsidiaries, or to merge, consolidate, or combine with the Issuer any of its significant subsidiaries, which in the case of clauses (a) through (c) above, results (or could reasonably be expected to result) in such person or group beneficially owning or having the right to acquire more than 10% of the shares of Voting Securities (or voting securities of the significant subsidiaries, as the case may be) then outstanding (unless such person or group, considering its investment intent, is eligible to file a Schedule 13G under the Securities Exchange Act of 1934, as amended, in respect of its investment in the Issuer).

       Halliburton has agreed pursuant to the Investment Agreement that for a period of five years following the closing date, neither Halliburton nor any of its affiliates controlled by it will directly or indirectly (i) make any open market purchases of the equity securities of the Issuer, (ii) initiate or engage in any tender or exchange offer for any of the equity securities of the Issuer, or (iii) make any solicitation of proxies with respect to any equity securities of the Issuer.

       In connection with the Investment Agreement, the Issuer, IP and IPO have entered into a registration rights agreement pursuant to which beginning on January 23, 1997, IP and IPO will have the right to require the Issuer to register under the Securities Act of 1933, as amended, at the Issuer's expense and subject to certain limitations, any and all of the Debentures or shares of Stock owned by IP, IPO or certain management investors, and any shares of Stock to be issued upon exercise or conversion of the Class A Warrants, the Class B Warrants, the Debentures and certain securities owned by management of the Issuer. The Issuer is not required to effect (i) any demand registration in which the proposed aggregate gross offering price is less than $10.0 million, (ii) more than two demand registrations with respect to the Debentures or the shares of Stock issued or to be issued upon conversion of the Debentures, (iii) more than two demand registrations with respect to shares of Stock issued or to be issued upon exercise of the Series A Warrants and (iv) more than one demand registration with respect to shares of Stock issued or to be issued upon exercise of the Series B Warrants. IP and IPO also have certain piggyback registration rights in connection with registrations by the Issuer under the Securities Act of 1933, as amended, occurring after January 23, 1997.

       On January 23, 1996, the Issuer, IP, IPO and MCLPI Limited Partnership ("MCLP") entered into a letter agreement (the "Securities Purchase Agreement"), pursuant to which IP and IPO sold Debentures, Class A Warrants and Class B Warrants to MCLP for aggregate consideration of $480,000. The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 99.5.

       Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

       Item 7 is hereby amended and restated in its entirety to read as follows:

       Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

       Exhibit 99.2 -- Investment Agreement dated as of October 10, 1995 by and among Highland Insurance Group, Inc., Halliburton Company and Insurance Partners, L.P. and Insurance Partners Offshore (Bermuda), L.P. (previously filed)

       Exhibit 99.3 -- Amendatory Agreement dated November 10, 1995 by and among Halliburton Company, Highlands Insurance Group, Inc.,
Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Robert A. Spass and Bradley E. Cooper. (previously filed)

       Exhibit 99.4 -- Amendment and Acknowledgment dated as of
January 23, 1996 by and among Insurance Partners, L.P., Insurance
Partners Offshore (Bermuda), L.P., Highlands Insurance Group, Inc. and Halliburton Company. (previously filed)

       Exhibit 99.5 -- Securities Purchase Agreement dated January 23, 1996 by and among Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Highlands Insurance Group, Inc. and MCLP I Limited Partnership.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:  September 21, 1998

                                  INSURANCE PARTNERS, L.P.,
                                  a Delaware limited partnership


                                  By:  Insurance GenPar, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                  By:  Insurance GenPar MGP, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                  By:  Insurance GenPar MGP, Inc.,
                                       a Delaware corporation,
                                       General Partner


                                  By:    /s/  Daniel L. Doctoroff
                                       Daniel L. Doctoroff,
                                       Vice President


                                  INSURANCE GENPAR, L.P., a
                                  Delaware  limited partnership


                                  By:  Insurance GenPar MGP, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                  By:  Insurance GenPar MGP, Inc.,
                                       a Delaware corporation,
                                       General Partner


                                  By:    /s/  Daniel L. Doctoroff
                                       Daniel L. Doctoroff,
                                       Vice President



                                  INSURANCE GENPAR MGP, L.P.,
                                  a Delaware limited partnership


                                  By:  Insurance GenPar MGP, Inc.,
                                       a Delaware corporation,
                                       General Partner


                                  By:    /s/  Daniel L. Doctoroff
                                       Daniel L. Doctoroff,
                                       Vice President

                                  INSURANCE GENPAR MGP, INC.,
                                  a Delaware corporation


                                  By:    /s/  Daniel L. Doctoroff
                                       Daniel L. Doctoroff,
                                       Vice President


                                  INSURANCE PARTNERS OFFSHORE
                                  (Bermuda), L.P., a Bermuda limited
                                  partnership


                                  By:  Insurance GenPar (Bermuda),
                                       L.P., a Bermuda limited
                                       partnership, General Partner

                                  By:  Insurance GenPar (Bermuda)
                                       MGP, L.P., a Bermuda limited
                                       partnership, General Partner

                                  By:  Insurance GenPar (Bermuda)
                                       MGP, Ltd., a Bermuda
                                       corporation, General Partner


                                  By:    /s/  Daniel L. Doctoroff
                                       Daniel L. Doctoroff,
                                       Vice President


                                  INSURANCE GENPAR (BERMUDA), L.P., a
                                  Bermuda limited partnership


                                  By:  Insurance GenPar (Bermuda)
                                       MGP, L.P., a Bermuda limited
                                       partnership, General Partner

                                  By:  Insurance GenPar (Bermuda)
                                       MGP, Ltd., a Bermuda
                                       corporation, General Partner


                                  By:    /s/  Daniel L. Doctoroff
                                       Daniel L. Doctoroff,
                                       Vice President

                                  INSURANCE GENPAR (BERMUDA) MGP,
                                  L.P., a Bermuda limited partnership


                                  By:  Insurance GenPar (Bermuda)
                                       MGP, Ltd., a Bermuda
                                       corporation, General Partner


            By:    /s/  Daniel L. Doctoroff
                   Daniel L. Doctoroff,
                   Vice President


                                  INSURANCE GENPAR (BERMUDA) MGP,
                                  LTD., a Bermuda corporation


              By:    /s/  Daniel L. Doctoroff
                     Daniel L. Doctoroff,
                    Vice President

                              EXHIBIT INDEX


     EXHIBIT                  DESCRIPTION

      99.1          Agreement pursuant to Rule 13d-1(k)(1)(iii)

      99.2          Investment Agreement dated as of October 10,
                    1995 by and among Highland Insurance Group,
                    Inc., Halliburton Company and Insurance
                    Partners, L.P. and Insurance Partners Offshore (Bermuda), L.P. (previously filed)

      99.3 Amendatory Agreement dated November 10, 1995 by and among Halliburton Company, Highlands Insurance Group, Inc., Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Daniel L. Doctoroff and Bradley E. Cooper. (previously filed)

      99.4 Amendment and Acknowledgment dated as of January 23, 1996 by and among Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Highlands Insurance Group, Inc. and Halliburton Company. (previously filed)

      99.5 Securities Purchase Agreement dated January 23, 1996 by and among Insurance Partners, L.P. Insurance Partners Offshore (Bermuda), L.P., Highlands Insurance Group, Inc. and MCLP I Limited Partnership.